SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission file number 0-25188

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Washington Mutual, Inc. Retirement Savings and Investment Plan
1191 Second Avenue, SAS0106
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101

Total number of pages is 16

Exhibit Index is on page 15

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000,
AND SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

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Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Directors' Compensation and Stock Option Committee
Washington Mutual, Inc.
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Washington Mutual, Inc. Retirement Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments:		
Cash	$ 387,393	$ 2,498,867
Investments held in mutual funds	619,949,027	527,428,487
Washington Mutual, Inc. common stock	179,744,902	176,592,318
Investments held in individually directed portfolios	114,141,241	116,750,914
Loans receivable from participants	1,629,961	2,179,803
Total investments	915,852,524	825,450,389
Receivables:		
Participant contributions	673,326	355,317
Employer contributions	38,390,742	26,840,938
Interest and dividends	260,018	37,672
Total receivables	39,324,086	27,233,927
NET ASSETS AVAILABLE FOR BENEFITS	$955,176,610	$852,684,316

See notes to financial statements.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ (26,475,891)	$ 37,928,579
Interest and dividend income	14,636,784	47,822,897
	(11,839,107)	85,751,476
Contributions:		
Participant	93,194,976	55,032,345
Employer	63,948,546	43,229,580
	157,143,522	98,261,925
Total additions	145,304,415	184,013,401
DEDUCTIONS:		
Benefits paid to participants	(83,669,881)	(126,447,955)
Administrative expense	(285,580)	(828,484)
Total deductions	(83,955,461)	(127,276,439)
Net increase	61,348,954	56,736,962
TRANSFER FROM ACQUIRED PLANS	41,143,340	9,758,506
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	852,684,316	786,188,848
End of the year	$955,176,610	$852,684,316

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Washington Mutual, Inc. Retirement Savings and Investment Plan (the "Plan" or the "RSIP") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, employer matching contributions, and discretionary profit sharing contributions. All employees of Washington Mutual, Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan on the first day of the month coinciding with or following their employment, but must meet additional criteria to be eligible for employer matching contributions and profit sharing contributions.

The Plan is sponsored by the Company, and is administered by the Compensation and Stock Option Committee (the "Committee") appointed by the Board of Directors of the Company (the "Board"). The Committee has appointed certain employees of the Company to perform the daily administrative functions pertaining to the operation of the Plan.

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 19% (increased to 50% beginning in 2002) of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). After completion of 12 months of service, participant contributions are matched by the Company dollar for dollar up to a maximum of 3% of participants' eligible compensation. The Plan also provides that the Board may, in its sole discretion, make a profit sharing contribution on behalf of all eligible participants. Discretionary contributions have historically been stated in terms of a percentage of each eligible participant's compensation, as defined in the Plan.

Company contributions have been made in cash and Company stock and were invested as directed by the employee into various investment options. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution, allocations of Company's contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance. The Company and the Plan pay all expenses for administration of the Plan, other than transaction fees for the Individually Directed Portfolio ("IDP").

Vesting: Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
1	0%
2	25%
3	50%
4	75%
5	100%

Account balances related to merged plans will continue to vest in accordance with the predecessor plan (refer to Note 7, "Plan Mergers", for additional vesting schedules).

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct their contributions to one or more investment options. Participants may change the investment fund directions monthly and there are no restrictions on how much a participant invests in any one fund or account, nor when or how often participants can transfer account balances. The following funds, portfolios, stock, or individually directed accounts are available to participants:

Northwestern Trust Co. Stable Income Fund invests in short-term debt with an average maturity of three years or less. All short-term debt is investment grade as defined by Moody's Investor Service and/or Standard & Poors. The name of the fund has subsequently been changed to Harris Trust Stable Income Fund.

WM Money Market Fund invests in high-grade money market instruments that mature in less than one year.

WM Equity Income Fund invests in stocks and bonds with continuity of income, conservation of principal, and long-term growth potential.

WM Growth & Income Fund provides growth by investing in a diversified pool of common stocks and other securities. Growth is the primary objective, with current income a secondary consideration.

WM Growth Fund of the Northwest invests in a portfolio of common stocks selected from companies doing business or located in Alaska, Idaho, Montana, Oregon and Washington. On March 1, 2002, the name of the fund was changed to WM West Coast Equity Fund and now includes common stocks of companies located or doing business in California.

WM Growth Fund invests primarily in common stocks, including foreign investments, that the fund advisors believe offer potential for growth.

WM Mid Cap Stock Fund invests primarily in common stocks of companies having market capitalizations in the range of companies included in the Standard & Poors MidCAP 400 Index at the time of purchase.

WM Small Cap Stock Fund invests primarily in equity securities, including foreign investments, of companies with market capitalizations of less than $1.4 billion.

WM International Growth Fund invests primarily in equity securities of foreign issuers, including issuers located in developing or emerging market countries.

Washington Mutual, Inc. Common Stock invests directly in Washington Mutual, Inc. common stock. As of April 1, 2002, this fund converted into an Employee Stock Ownership Program or "ESOP". This change will not affect an employee's ability to change investment selections or to move money to or from this fund. Washington Mutual stock held in the IDP is excluded from the ESOP conversion.

WM Strategic Growth Portfolio offers the potential for a low level of income and a high level of capital growth, while exposing the investor to a high level of principal risk.

WM Conservative Growth Portfolio offers the potential for a low to medium level of income and a medium to high level of capital growth, while exposing the investor to a medium to high level of principal risk.

WM Balanced Portfolio offers the potential for a medium level of income and a medium level of capital growth, while exposing the investor to a medium level of principal risk.

WM Conservative Balanced Portfolio offers the potential for a medium to high level of income and a medium to low level of capital growth, while exposing the investor to a low level of principal risk.

WM Income Fund invested in a diversified pool of corporate debt securities. This fund was terminated on October 1, 2001. Assets in the fund were transferred to the WM Flexible Income Portfolio or as directed by participants.

WM US Government Fund invested in U.S. Government Securities which provided a high level of current income, safety, and liquidity. The obligations were issued or guaranteed by the full faith and credit of the U.S. Government. This fund was terminated on October 1, 2001. Assets in the fund were transferred to the WM Flexible Income Portfolio or as directed by participants.

WM Flexible Income Portfolio offers the potential for a high level of income and a low level of capital growth, while exposing the investor to a low level of principal risk.

Individually Directed Portfolio is directed by the participant to invest in a wide range of investments, including the Company's certificate of deposit, stocks traded on the major exchanges, bonds of investment grade or higher, and a wide variety of load or no-load mutual funds.

Participant Loans: The Plan does not generally provide for participant loans except for participant loans that were transferred to the Plan as a result of plan mergers. Participants with these grandfathered loans may not borrow any additional amounts. The loans are secured by the vested account balances and bear interest at a rate equal to the prime rate or the prime rate plus 1% in effect as of the day the loan is approved, or in some cases 1% above the yield on certain savings account investments. As of December 31, 2001, the range of interest rates was from 5.37% to 11.00%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Forfeitures: Forfeitures of Company contributions that are not vested for a terminated participant are used to reduce future Company contributions or pay plan expenses. At December 31, 2001 and 2000, the forfeiture balance totaled $104,885 and $49,955, respectively. Employer contributions were reduced by $1,930,000 in 2001 and $3,300,000 in 2000.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, and recordkeeper fees are paid by the Company or the Plan. Transaction fees for the IDP are paid by the participants.

Plan Termination: In the event the Plan is terminated, the respective accounts of the participants under the Plan shall become fully vested and nonforfeitable. After payment of expenses properly chargeable against the Plan, the Trustee shall distribute all Plan assets to the participants in the proportions determined by their respective accounts.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments in the funds are stated at fair value, which, except for the Stable Income Fund, is determined by quoted market prices. The Stable Income Fund is estimated by management based on the unit value of the fund derived from the fair value of the underlying assets, substantially all of which are based on estimated fair market value. The Company's stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Recently Issued Accounting Standards: The Plan implemented Statement of Financial Accounting Standards (SFAS) No 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. The effect of adoption of these standards on the Plan's financial statements had no impact on the Plan's changes in net assets available for benefits or net assets available for benefits.

NOTE 3: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	2001	2000
Washington Mutual, Inc. common stock	$ 179,744,902	$ 176,592,318
WM Growth & Income Fund	245,748,439	230,411,473
WM Equity Income Fund	69,623,649	50,956,066
WM West Coast Equity Fund	136,331,392	107,974,771
WM Money Market Fund	94,647,625	81,226,111

NOTE 4: BENEFITS PAYABLE TO PARTICIPANTS

As of December 31, 2001 and 2000, net assets available for benefits included benefit payments of $1,672,635 and $2,377,131, respectively, due to participants who had withdrawn from participation in the Plan.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Washington Mutual Advisors, Inc., a subsidiary of Washington Mutual, Inc., and by Northwestern Trust and Investors Advisory Company (now Harris Trust Company) who is also the Plan trustee. These entities qualify as parties-in-interest. Administrative fees paid by the Plan to parties-in-interest amounted to $285,580 and $828,484 for the years ended December 31, 2001 and 2000, respectively.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7: PLAN MERGERS

Bank United merged with the Company on February 9, 2001, and effective July 1, 2001, the Bank United 401(k) Plan was merged into the RSIP. The total amount of the assets transferred to the Plan in 2001 was $41,143,340. Account balances of former Bank United employees who continue employment with the Company will continue to vest in accordance with the provisions of the Bank United 401(k) plan as follows: one year of service – 20%; two years of service – 40%; three years of service – 60%; four years of service – 80%; five years of service – 100%.

On October 1, 1999, the Company acquired Long Beach Financial Corporation ("LBFC"), the parent holding company for Long Beach Mortgage Company ("LBMC"). Effective September 29, 2000, the LBMC 401(k) Plan was merged into the RSIP. The total amount of the assets transferred to the Plan in 2000 was $9,758,506. Account balances of former LBMC employees who continue employment with the Company will continue to vest in accordance with the provisions of the LBMC 401(k) Plan as follows: one year of service – 20%; two years of service – 40%; three years of service – 60%; four years of service – 80%; five years of service – 100%.

The mergers were completed by transferring all investments in the Bank United and the LBMC fund options to similar funds, to the extent possible, within the RSIP.

NOTE 8: TAX STATUS

The Plan administrator has obtained a determination letter dated May 31, 1996 from the Internal Revenue Service stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Description	Shares/ Par Value	Fair Value
Investments held in funds:		
Equities:		
Washington Mutual, Inc. common stock*	5,496,786	$179,744,902
Common/Collective funds:		
Northwestern Trust Company		
Stable Income Fund*	39,604,221	38,047,775
WM Growth & Income Fund *	10,524,558	245,748,439
WM West Coast Equity Fund *	4,403,469	136,331,392
WM Equity Income Fund*	4,550,565	69,623,649
WM Money Market Fund*	94,647,625	94,647,625
WM International Growth Fund *	10,078	81,629
WM Small Cap Stock Fund *	24,702	390,787
WM Mid Cap Stock Fund *	23,411	335,242
WM Conservative Balanced Portfolio *	11,875	119,224
WM Flexible Income Portfolio *	2,640,971	32,299,079
WM Strategic Growth Portfolio *	37,598	618,490
WM Conservative Growth Portfolio *	33,454	497,463
WM Balanced Portfolio *	56,397	784,477
WM Growth Fund *	25,636	423,756
Investments held in Individually Directed Portfolios*		114,141,241
Loans receivable from participants*		1,629,961
Total		$915,465,131

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (other persons who administer the employee benefit plan) have duly caused this annı report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND
INVESTMENT PLAN

By: Directors' Compensation and Stock
Option Committee of Washington
Mutual, Inc., as Plan Administrator

Date: June 26, 2002

Daryl David, Executive Vice President
of Washington Mutual, Inc.

INDEX OF EXHIBITS

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-69503 and 33-86840 of Washington Mutual, Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of the Washington Mutual, Inc. Retirement Savings and Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 25, 2002